Mustang Alliances, Inc.

382 NE 191st Street, #46843

Miami, FL 33179-3899

October 24, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Linda Cvrkel, Branch Chief

Re:    Mustang Alliances, Inc.

Form 10-K for the year ended December 31, 2012

Form 10-Q for the period ended June 30, 2013

File No. 000-54212

Dear Ms. Cvrkel:

Set forth below please find the responses of Mustang Alliances, Inc. (the “Company”) in response to the comment letter, dated October 22, 2013 from the Securities and Exchange Commission (the "Commission") with respect to the Form 10-Q for the period ended June 30, 2013 filed August 19, 2013 (the "Filings"). For purposes of convenience, the comments of the Commission are set forth below.

Form 10-Q for the Quarter Ended June 30, 2013

Note 6. Convertible Debts

1. We note from your response to our prior comment 1 that the proceeds from the note were first allocated to the fair value of the derivative and the difference was recorded as an expense in your income statement since there was no remaining proceeds to allocate to the warrants. However, we still do not fully understand how this transaction was recorded. Please explain to us why you believe it was appropriate to allocate the proceeds to the fair value of the derivative prior to allocating a portion of the proceeds from the convertible note to the warrants as indicated in the guidance in ASC 470-20-25-2. Also, as previously requested, please explain to us and revise to disclose the nature of the $1.3 million debt discount and tell us how you calculated or determined the amount of the discount. It does not appear that this debt discount was recorded in APIC. Please tell us how you accounted for the discount.

Response: We are following the guidance of ASC section 470-20-25-1 that it should be considered “after consideration of the guidance in the Fair Value Options Subsections of Subtopic 825-10 and the guidance in Subtopic 815-15 on bifurcation of embedded derivatives.” In reviewing 815-25, we concluded that we had an embedded derivative under subtopic 815-10 and that it should be separated from the host contract and accounted for as a derivative instrument as it met all the criteria. Therefore, the Company first valued the embedded derivatives at fair value and recorded the different between the fair value and the proceeds received first as a debit to debt discount and as a credit to the derivative liability. The remainder of the fair value of the derivative was record as a debit to loss on settlement and a credit to the derivative liability. In recording the transaction, we used the guidance of DIG B6 which notes "Once the carrying value of the host contract is established, it would be accounted for under generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivatives." and the AICPA technical practice aid 'Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force (Working Draft Based on Existing Authoritative Literature as of December 1, 2006) (Working Draft) which states "This Practice Aid does not prescribe any required allocation methodology in circumstances where one of the instruments is measured at fair value each period with changes in fair value reported in earnings.

2. We note from your response to our prior comment 2 that the contract settlement liability of $2,590,000 less $1,300,000 equals the $1,290,000 loss on settlement liability. However, we are unclear as to why you reduced the contract settlement liability by the $1,300,000 debt discount in recording the expense for loss on settlement liability. Please explain to us why you believe it was appropriate to record only $1,290,000 loss on settlement liability rather than the entire $2,590,000 related to the derivative liability. As part of your response, please provide us the authoritative accounting literature relied upon in your accounting treatment of this convertible note and related derivative liability. Alternatively, please revise to record the entire $2,590,000 loss on settlement liability for the six months ended June 30, 2013.

Response: See response to comment #1. We relied on 825-10 subtopic 815-15 on bifurcation of the embedded derivatives and DIG B6 in recording the transaction. We therefore first allocated the proceeds to the embedded derivative up to the amount of the proceeds received of $1,300,000. The difference was recorded as a debit to the settlement loss and a credit to the derivative so that the embedded derivative was recorded at fair value.

The Company further acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filings.

2. Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by the Company.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MUSTANG ALLIANCES, INC.

By	/s/ Leonard Sternheim
Name:	Leonard Sternheim
Title:	President (principal executive officer and principal financial and accounting officer)